Exhibit 99.1

Suntech Responds to NYSE Inquiries Related to Unusual Trading

Wuxi, China – March 14, 2013 - Suntech Power Holdings Co., Ltd. (NYSE: STP)(the “Company”), one of the world’s largest producers of solar panels, announced that it has been contacted by the New York Stock Exchange, Inc. regarding today’s unusual trading activity relating to its American depositary shares.  Management of the Company is not aware of undisclosed events that triggered such trading activity.  The Company is aware of recent market rumors and third party reports regarding the Company’s financial position and other matters.

As reported by the Company on March 11, 2013, it has entered into a forbearance agreement (the “Agreement”) with holders of over 60% of its 3% Convertible Notes (the “Notes”), for which a principal payment of US$541 million is due on March 15, 2013.  The Company does not plan to make such payment and the Company’s management is not aware of any pending or planned actions or claims in relation to such non-payment by the trustee or the holders of the Notes.  As previously disclosed, the Company plans to continue to work with holders of the Notes with a view to achieving a consensual restructuring.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and include statements about the Company’s ability to successfully resolve its liquidity issues and achieve a consensual restructuring of the 3% Convertible Notes. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Shashin Surti

Weber Shandwick for Suntech

Ph: +86 21 2411 0046

Email: Suntech@webershandwick.com